Exhibit 99.1

WORTHINGTON ARMSTRONG VENTURE

Consolidated Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

WORTHINGTON ARMSTRONG VENTURE

KPMG LLP

1601 Market Street

Philadelphia, PA 19103-2499

Independent Auditors’ Report

The Board of Directors

Worthington Armstrong Venture:

We have audited the accompanying consolidated financial statements of Worthington Armstrong Venture and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, partners’ deficit, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Worthington Armstrong Venture and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2018 in accordance with U.S. generally accepted accounting principles.

Philadelphia, Pennsylvania

February 18, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.

WORTHINGTON ARMSTRONG VENTURE

Consolidated Balance Sheets

December 31, 2018 and 2017

(Dollar amounts in thousands)

Assets	2018	2017
Current assets:
Cash and cash equivalents	$16,755	26,856
Short-term investments	—	6,897
Accounts receivable, net	31,472	27,751
Receivables from affiliates	24,963	2,594
Inventory, net	39,646	32,586
Other current assets	49	97
Current assets of discontinued operations held for sale (Note 3)	33,781	36,439
Total current assets	146,666	133,220
Property, plant, and equipment, net	24,127	24,311
Goodwill & intangibles	9,675	8,037
Other assets	1,145	218
Total assets	$181,613	165,786
Liabilities and Partners’ Deficit
Current liabilities:
Accounts payable	$12,319	11,810
Accounts payable to affiliates	2,053	1,145
Accrued expenses	7,043	5,021
Taxes payable	155	158
Advanced receipt of sale proceeds	92,000	—
Current liabilities of discontinued operations held for sale (Note 3)	6,908	8,095
Total current liabilities	120,478	26,229
Long-term liabilities:
Long-term debt	291,712	243,508
Other long-term liabilities	1,941	3,104
Total long-term liabilities	293,653	246,612
Total liabilities	414,131	272,841
Partners’ deficit:
Accumulated deficit	(218,280)	(94,421)
Accumulated other comprehensive loss	(14,238)	(12,634)
Total partners’ deficit	(232,518)	(107,055)
Total liabilities and partners’ deficit	$181,613	165,786

See accompanying notes to consolidated financial statements.

2

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2018, 2017, and 2016

(Dollar amounts in thousands)

	2018	2017	2016
Net sales	$374,973	344,483	330,717
Cost of sales	(169,213)	(151,820)	(138,321)
Gross margin	205,760	192,663	192,396
Selling, general, and administrative expenses	(39,612)	(40,053)	(31,857)
Operating income	166,148	152,610	160,539
Other (expense), net	(106)	(208)	(170)
Interest expense	(9,256)	(7,873)	(6,878)
Income from continuing operations before tax expense	156,786	144,529	153,491
Income tax expense	(215)	(239)	(1,604)
Net income from continuing operations	156,571	144,290	151,887
Discontinued Operations (Note 3)
Net income from discontinued operations, net of tax expense	4,970	4,159	6,976
Total net income	161,541	148,449	158,863

Other comprehensive income (loss):
Change in pension plan	96	461	(234)
Change in cash flow hedge	916	1,154	522
Foreign currency adjustments	(2,616)	4,784	(3,623)
Total other comprehensive income (loss)	(1,604)	6,399	(3,335)
Total comprehensive income	$159,937	154,848	155,528

See accompanying notes to consolidated financial statements.

3

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2018, 2017, and 2016

(Dollar amounts in thousands)

	Contributed capital
	Armstrong Ventures, Inc.	The Worthington Steel Company	Accumulated deficit	Accumulated other comprehensive income (loss)	Total partners’ deficit
Balance, December 31, 2015	—	—	(85,755)	(15,698)	(101,453)
Net income	—	—	158,863	—	158,863
Other	—	—	22	—	22
Distributions	—	—	(176,000)	—	(176,000)
Change in pension plan	—	—	—	(234)	(234)
Change in cash flow hedge	—	—	—	522	522
Foreign currency translation adjustments	—	—	—	(3,623)	(3,623)
Balance, December 31, 2016	$—	—	(102,870)	(19,033)	(121,903)
Net income	—	—	148,449	—	148,449
Distributions	—	—	(140,000)	—	(140,000)
Change in pension plan	—	—	—	461	461
Change in cash flow hedge	—	—	—	1,154	1,154
Foreign currency translation adjustments	—	—	—	4,784	4,784
Balance, December 31, 2017	$—	—	(94,421)	(12,634)	(107,055)
Net income	—	—	161,541	—	161,541
Distributions	—	—	(285,400)	—	(285,400)
Change in pension plan	—	—	—	96	96
Change in cash flow hedge	—	—	—	916	916
Foreign currency translation adjustments	—	—	—	(2,616)	(2,616)
Balance, December 31, 2018	$—	—	(218,280)	(14,238)	(232,518)

See accompanying notes to consolidated financial statements.

4

WORTHINGTON ARMSTRONG VENTURE

Consolidated Statements of Cash Flows

Years ended December 31, 2018, 2017, and 2016

(Dollar amounts in thousands)

	2018	2017	2016
Cash flows from operating activities:
Net income	$161,541	148,449	158,863
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,488	5,160	4,681
Deferred income taxes	277	476	388
Changes in assets and liabilities:
Change in receivables	(4,288)	(102)	(5,392)
Change in inventory	(5,654)	(4,879)	(3,633)
Change in payables and accrued expenses	293	1,065	3,702
Other	(559)	(4,986)	71
Net cash provided by operating activities, including discontinued operations	155,098	145,183	158,680
Cash flows from investing activities:
Purchases of property, plant, and equipment	(3,942)	(4,444)	(4,924)
Sale of property, plant, and equipment	33	34	38
Change in short-term investments	6,897	(1,115)	(348)
Purchase of assets from affiliate	(2,000)	—	—
Cash consideration received from affiliate	70,000	—	—
Net cash provided by/(used) in investing activities, including discontinued operations	70,988	(5,525)	(5,234)
Cash flows from financing activities:
Proceeds from revolving credit facility	190,000	176,000	264,000
Issuance of long-term debt	50,000	—	—
Issuance of short-term debt	—	—	14,000
Repayment of short-term debt	—	(14,000)	—
Repayment of revolving credit facility	(192,000)	(171,500)	(267,500)
Financing cost	(31)	(832)	—
Distributions paid	(285,400)	(140,000)	(176,000)
Net cash used in financing activities, including discontinued operations	(237,431)	(150,332)	(165,500)
Effect of exchange rate changes on cash and cash equivalents	1,244	3,143	(1,577)
Net increase (decrease) in cash and cash equivalents	(10,101)	(7,531)	(13,631)
Cash and cash equivalents at beginning of year	26,856	34,387	48,018
Cash and cash equivalents at end of year	$16,755	26,856	34,387
Supplemental disclosures:
Interest paid	$8,730	7,873	6,961
Income taxes paid	933	168	2,728

See accompanying notes to consolidated financial statements.

5

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

(1)	Description of Business

Worthington Armstrong Venture (the Company) is a general partnership, formed in June 1992, between Armstrong Ventures, Inc. (Armstrong), a subsidiary of Armstrong World Industries, Inc., and The Worthington Steel Company (Worthington), a Delaware corporation (a subsidiary of Worthington Industries, Inc.). Its business is to manufacture and market suspension systems for commercial and residential ceiling markets throughout the world. The Company has manufacturing plants located in the United States, France, the United Kingdom, the People’s Republic of China, and India.

On November 17, 2017, Armstrong World Industries, Inc. (AWI) entered into a Share Purchase Agreement (the Purchase Agreement) with Knauf International GmbH (Knauf) to sell certain subsidiaries comprising its business in Europe, the Middle East, Africa (EMEA) and the Pacific Rim. The sale also includes the corresponding businesses and operations of the Company, which was approved by both AWI and Worthington. The consideration to be paid by Knauf for the Company’s businesses is approximately $92,000, subject to certain adjustments as provided in the Purchase Agreement, including adjustments based on the economic impact of any required regulatory remedies and a working capital adjustment. We expect the transaction, which is subject to regulatory approvals and other customary conditions, will close by the end of the first half of 2019. EMEA and Pacific Rim’s financial results have been reflected in the Company’s Consolidated Financial Statements as discontinued operations for all periods presented. Refer to Note 3 for additional information.

On July 18, 2018, AWI entered into an amendment to the above Purchase Agreement, pursuant to which Knauf agreed to irrevocably and unconditionally pay AWI (i) $250,000 on August 1, 2018, and (ii) $80,000 on September 15, 2018, if, prior to such date (A) any competition condition has not been satisfied, or (B) the closing has not yet occurred. The amendment also provided for the reduction (from a maximum of $35,000 to a maximum of $20,000) of potential adjustments to the purchase price consideration for the transaction based on the impact of remedies required to satisfy competition conditions. AWI received both the $250,000 payment and the $80,000 payment from Knauf in the third quarter of 2018. Following receipt of these payments, $70,000 was remitted to the Company in partial consideration of the purchase price payable in respect of the business and operations of the Company under the transaction. The Company subsequently paid each of AWI and Worthington a dividend of $35,000. The Company also recorded a $22,000 receivable from AWI, which is reflected within Receivables from Affiliates. The total consideration payable from AWI to the Company will be determined following closing in connection with the calculation of the adjustments contemplated by the Purchase Agreement. The Company recorded $92,000 within Advanced Receipt of Sale Proceeds which will remain until the closing of the transaction.

6	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

(2)	Summary of Significant Accounting Policies
(a)	Use of Estimates

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include management estimates and judgments, where appropriate. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of property, plant, and equipment and goodwill, accrual for volume rebates, and assets and obligations related to employee benefits.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

(b)	Revenue Recognition

The Company recognizes revenue from the sale of products when title transfers, generally on the date of shipment and collection of the relevant receivable is probable. At the time of shipment, a provision is made for estimated applicable discounts and losses that reduce revenue. The Company’s standard sales terms are “Free On Board” (FOB) shipping point. The Company has minimal sales terms that are FOB destination.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income and comprehensive income.

(c)	Derivative Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives not designated as hedges or that do not meet the criteria for hedge accounting, all changes in fair value are recorded immediately to profit or loss.

(d)	Advertising Costs

The Company recognizes advertising expense as incurred. Advertising expense was $1,491, $1,243, $1,170 and for the years ended December 31, 2018, 2017, and 2016 respectively.

7	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

(e)	Research and Development Expenditures

The Company recognizes research and development expense as expenditures are incurred. Total research and development expense was $3,997, $4,653, and $4,305 for the years ended December 31, 2018, 2017, and 2016 respectively.

(f)	Taxes

The Company is a general partnership in the United States, and accordingly, generally, U.S. federal and state income taxes are the responsibility of the two general partners. The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g)	Cash and Cash Equivalents

Short-term investments that have original maturities of three months or less when purchased are considered to be cash equivalents.

(h)	Short Term Investments

Short-term investments that have maturity dates greater  than  three months  consist  primarily  of one year certificates of deposits.

(i)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(j)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out method.

8	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

(k)	Long-Lived Assets

Property, plant, and equipment are stated at cost, with accumulated depreciation and amortization deducted to arrive at net book value. Depreciation charges are determined generally on the straight-line basis over the useful lives as follows: buildings, 30 years; machinery and equipment, 5 to 15 years; and leasehold improvements over the shorter of 10 years or the life of the lease. Impairment losses are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If an impairment exists, the asset is reduced to fair value.

(m)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is tested for impairment at least annually. The impairment tests performed in 2018, 2017, and 2016 did not result in an impairment of the Company’s goodwill.

(n)	Foreign Currency Translation

Gains and losses on foreign currency translation are recognized in accumulated other comprehensive income in the accompanying consolidated balance sheets.

(o)	Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer. Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also has issued several amendments to the standard, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard. Companies are permitted to adopt the standard using a retrospective transition method (i.e. restate all prior periods presented) or a cumulative effect method (i.e. recognize the cumulative effect of initially applying the guidance at the date of initial application with no restatement of prior periods). However, both methods allow companies to elect certain practical expedients on transition that will help to simplify how a company restates its contracts.

9	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

The standard is effective for the Company for annual periods in fiscal years beginning after December 15, 2018. The Company has adopted the provisions of ASU 2014-09 as of January 1, 2019 using the retrospective transition method.

Substantially all of our revenues from contracts with customers are recognized from the sale of products with standard shipping terms, sales discounts and warranties. The Company will continue to record revenue at a single point in time when control of the product is transferred to the customer, which is determined to be generally when the product is shipped to the customer. Adoption of the standard will not have a material effect on the consolidated financial statements, other than for the additional disclosures required by the standard.

In February 2016, the FASB issued ASU 2016-02, Leases, which amends accounting for leases, most notably by requiring a lessee to recognize the assets and liabilities that arise from a  lease  agreement. Specifically, this new guidance will require lessees to recognize a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term, with limited exceptions. We will adopt ASU 2016-02 effective January 1, 2020.

(3)	Discontinued Operations

As discussed in Note 1, AWI entered into a Purchase Agreement with Knauf to sell certain subsidiaries comprising its business in Europe, the Middle East, Africa (EMEA) and the Pacific Rim. The sale also includes the corresponding businesses and operations of the Company. Accordingly, the assets and liabilities and results of operations of our EMEA and Pacific Rim businesses have been reported as discontinued operations in the accompanying consolidated financial statements.

The Company and Knauf will also enter into an agreement related to the mutual supply of certain products and a license agreement relating to the use of certain intellectual property.

10	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

The following table presents the carrying amounts of major classes of assets and liabilities of the discontinued operations held for sale in the consolidated balance sheets as of December 31, 2018 and 2017:

Assets	2018	2017
Accounts receivable, net	$5,107	5,190
Inventory, net	8,501	9,629
Other current assets	1,161	2,030
Property, plant and equipment	16,056	16,504
Other non-current assets	2,956	3,086
Total current assets of discontinued operations held for sale	33,781	36,439
Liabilities
Accounts payable	4,295	4,587
Accrued expenses	1,925	2,985
Other liabilities	688	523
Total current liabilities of discontinued operations held for sale	6,908	8,095
Total net assets	$26,873	28,344

The following table represents the results of our discontinued operations:

	2018	2017	2016
Net sales	$64,638	63,222	63,024
Cost of sales	52,677	51,400	46,764
Selling, general, and administrative expenses	5,045	8,004	6,279
Interest income, expense, other, net	117	(309)	(733)
Income from discontinued operations before tax expense	6,799	4,127	10,714
Income tax benefit (expense)	(1,829)	32	(3,738)
Net income from discontinued operations, net of tax expense	$4,970	4,159	6,976

The following is a summary of total depreciation and amortization and capital expenditures of our discontinued operations, which are presented as components of operating and investing activities in our consolidated statement of cash flows:

	2018	2017	2016
Depreciation and amortization	$—	1,958	1,896
Purchase of property, plant and equipment	637	1,753	1,285

11	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

(4)	Accounts Receivable

The Company sells its products to select, preapproved customers whose businesses are directly affected by changes in economic and market conditions. The Company considers these factors and the financial condition of each customer when establishing its allowance for losses from doubtful accounts. The allowance for doubtful accounts was $2 and $136 at December 31, 2018 and 2017, respectively.

(5)	Inventory

	2018	2017
Finished goods	$12,534	11,841
Goods in process	347	94
Raw materials	24,198	18,114
Supplies	2,567	2,537
Total inventory, net of reserves	$39,646	32,586

(6)	Derivative Instruments and Hedging Activities

The Company uses variable-rate London Interbank Offered Rate (LIBOR) debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into LIBOR based interest rate swap agreements to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap changes the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged.

On July 16, 2013, the Company entered into a LIBOR-based interest rate swap agreement to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap has a notional amount of $50,000 maturing in July 2020, under the terms of which the Company pays a fixed rate of 2.136% and receives one-month LIBOR. This swap is designated as a cash flow hedge.

On April 28, 2017 the Company entered into another swap with a notional amount of $50,000 maturing in February 2022, under the terms of which the Company pays a fixed rate of 1.9365% and receives one-month LIBOR. This swap is designated as a cash flow hedge.

As of December 31, 2018 and 2017, the total notional amount of the Company’s outstanding interest-rate swap agreements that were entered into to hedge outstanding or forecasted debt obligations were $100,000 and $100,000, respectively.

12	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

The fair value of derivatives designated as hedging instruments held as of December 31, 2018 and 2017 are as follows:

	2018		2017
	Balance Sheet Location	Fair value	Balance Sheet Location	Fair value
Interest rate swap	Other assets	$1,082	Other assets	$165

The amount of gain recognized in accumulated other comprehensive income was $1,093 and $177, respectively as of December 31, 2018 and 2017.

(7)	Property, Plant, and Equipment

	2018	2017
Land	$673	673
Buildings	13,195	13,143
Machinery and equipment	59,660	57,391
Computer software	1,672	1,328
Construction in process	2,393	2,595
	77,593	75,130
Accumulated depreciation and amortization	(53,466)	(50,819)
Total property, plant, and equipment, net	$24,127	24,311

Depreciation and amortization expense was $3,488, $3,202 and $2,785 for the years ended December 31, 2018, 2017 and 2016, respectively.

(8)	Fair Value of Financial Instruments

The Company does not hold or issue financial instruments for trading purposes.

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable approximate their fair value due to the short-term maturity of these instruments. The carrying value and estimated fair value of debt was $291,712 and $291,809, respectively, at December 31, 2018. The carrying value and estimated fair value of debt was $243,508 and $243,529, respectively, at December 31, 2017.

The fair value of the Company’s debt is based on the amount of future cash flows discounted using rates the Company would currently be able to realize for similar instruments of comparable maturity.

13	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company’s derivatives are valued using Level 2 inputs. The fair values are disclosed in Note 6. The Company does not have any significant financial or nonfinancial assets or liabilities that are valued using Level 3 inputs.

(9)	Debt

The Company had a $200,000 revolving credit facility (Facility) with PNC Bank and other lenders that was due to expire on February 21, 2019. On March 22, 2017, the Company refinanced the Facility with PNC Bank and other lenders increasing the size of the revolver from $200,000 to $250,000 and extending the terms to March 22, 2022. At the same time, the Company paid off their $50,000 private floating rate debt with New York Life Insurance Company. As of December 31, 2018 and 2017 there was $192,500 and $194,500, respectively, outstanding under the Facility. The Company can borrow at rates with a range over LIBOR of 1.125% to 1.75%, depending on the Company’s leverage ratio, as defined by the terms of the Facility. As of December 31, 2018 and 2017, the rate was 3.60% and 2.82%, respectively.

On December 23, 2011, the Company issued $50,000 of 10-year private placement notes (Prudential Notes) with Prudential Insurance Company that mature in December 2021. At December 31, 2018 and 2017, there was $50,000 outstanding. The Prudential Notes bear interest at 4.90% that is paid on a quarterly basis.

On October 19, 2018, the Company issued $50,000 of 10-year private placement notes (Prudential Notes) with Prudential Insurance Company that mature in October 2028. At December 31, 2018, there was $50,000 outstanding. The Prudential Notes bear interest at 4.79% that is paid on a quarterly basis.

14	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

The debt agreements contain certain restrictive financial covenants, including, among others, interest coverage and leverage ratios. The Company was in compliance with its covenants during the years ended and as of December 31, 2018 and 2017.

(10)	Pension Benefit Programs

The  Company  contributes  to  the  Worthington  Industries  Deferred  Profit  Sharing  Plan  for  eligible U.S. employees. Costs for this plan were $1,407, $1,399 and $1,413 for 2018, 2017 and 2016, respectively.

The Company also has a U.S. defined-benefit pension plan for eligible hourly employees that worked in its former manufacturing plant located in Malvern, Pennsylvania. This plan was curtailed in January 2004 due to the consolidation of the Company’s East Coast operations, which eliminated the expected future years of service for participants in the plan. The following tables set forth the defined-benefit pension plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2018 and 2017:

	2018	2017
Projected benefit obligation at beginning of year	$11,145	11,005
Interest cost	374	417
Actuarial (gain) loss	(881)	353
Benefits paid	(650)	(630)
Projected benefit obligation at end of year	$9,988	11,145

	2018	2017
Benefit obligation at December 31	$9,988	11,145
Fair value of plan assets as of December 31	8,622	9,065
Funded status at end of year	$(1,366)	(2,080)
Amounts recognized in the balance sheets consist of:
Other long-term liabilities	$(1,366)	(2,080)
Accumulated other comprehensive loss	6,044	6,141
Net amount recognized	$4,678	4,061

Amounts recognized in accumulated other comprehensive loss represent unrecognized net actuarial losses. The components of net periodic benefit cost (benefit) are as follows:

	2018	2017	2016
Interest cost	$374	417	457
Expected return on plan assets	(651)	(593)	(600)
Recognized net actuarial loss	320	334	332
Net periodic benefit cost	$43	158	189

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

The accumulated benefit obligation for the U.S. defined-benefit pension plan was $9,988 and $11,145 at December 31, 2018 and 2017, respectively. The unrecognized net loss for the defined-benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $235.

The valuations and assumptions reflect the Society of Actuaries updated RP-2014 mortality tables with MP- 2018 generational projection scales as of December 31, 2018.

Weighted average assumptions used to determine benefit obligations for the years ended and as of December 31, 2018 and 2017 are as follows:

	2018	2017
Weighted average assumptions for the year ended December 31:
Discount rate	3.52%	3.95%
Expected long-term rate of return on plan assets	7.25	7.25
Weighted average assumptions as of December 31:
Discount rate	4.13%	3.52%
Expected long-term rate of return on plan assets	7.25	7.25

Pension plan assets are required to be disclosed at fair value in the consolidated financial statements. Fair value is defined in Note 8 – Fair Value of Financial Instruments.

The U.S. defined-benefit pension plan assets’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level within the fair value hierarchy a summary of the plan’s assets measured at fair value on a recurring basis as of December 31, 2018 and 2017, respectively:

		2018
		Fair value based on
		Quoted active markets	Observable inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$445	445	—
Debt securities	2,999	—	2,999
Common stocks	5,178	5,178	—
	$8,622	5,623	2,999

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

		2017
		Fair value based on
		Quoted active markets	Observable inputs
	Fair value	(Level 1)	(Level 2)
Investment:
Cash and money market funds	$332	332	—
Debt securities	2,799	—	2,799
Common stocks	5,934	5,934	—
	$9,065	6,266	2,799

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Cash: Consists of cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity of these instruments.

Money market funds: The money market investment consists of an institutional investor money market fund, valued at the fund’s net asset value (NAV), which is normally calculated at the close of business daily. The fund’s assets are valued as of this time for the purpose of computing the fund’s NAV.

Debt securities: Consist of investments in individual corporate bonds, municipal bonds, or government bonds. These bonds are each individually valued using a yield curve model, based on observable inputs, which may also incorporate available trade and bid/ask spread data where available.

Common stocks: Consist of investments in common stocks that are valued at the closing price reported on the active market on which the individual security is traded.

In developing the 7.25% expected long-term rate of return assumption, the Company considered its historical returns and reviewed asset class return expectations and long-term inflation assumptions.

The primary investment objective of the defined-benefit pension plan is to achieve long-term growth of capital in excess of 7.25% annually, exclusive of contributions or withdrawals. This objective is to be achieved through a balanced portfolio comprising equities, fixed income, and cash investments.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

Each asset class utilized by the defined-benefit pension plan has a targeted percentage. The following table shows the asset allocation target and the December 31, 2018 and 2017 position:

		Position at December 31
	Target weight	2018	2017
Equity securities	65%	70%	74%
Fixed income securities	35	25	22
Cash and equivalents	—	5	4

The Company made contributions of $660, $400, and $500 to the U.S. defined-benefit pension plan in 2018, 2017, and 2016 respectively. The Company expects to contribute $650 to the plan in 2019.

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are shown in the following table:

Expected future payments for the year(s)
ending December 31:
2019	$650
2020	653
2021	641
2022	656
2023	669
2024-2028	3,203

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2018.

(11)	Income Taxes

The Company is a general partnership in the United States, and accordingly, U.S. federal and state income taxes are generally the responsibility of the two general partners. Therefore, no federal income tax provision has been recorded on U.S. income.

(12)	Leases

The Company rents certain real estate and equipment. Several leases include options for renewal or purchase and contain clauses for payment of real estate taxes and insurance. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rent expense during 2018, 2017 and 2016 amounted to $2,235, $2,258 and $2,309, respectively.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

Future minimum payments by year and in the aggregate for operating leases having noncancelable lease terms in excess of one year are as follows:

Year:
2019	$2,440
2020	2,435
2021	2,418
2022	1,885
2023	814
Thereafter	334
Total	$10,326

(13)	Accumulated Other Comprehensive Income (Loss)

The following table summarizes the activity, by component, related to the change in AOCI for December 31, 2018 and the balances for accumulated other comprehensive income (loss):

	Foreign currency translation	Cash flow hedge	Pension plan	Accumulated other comprehensive (loss)
Balance, December 31, 2016	(11,453)	(977)	(6,603)	(19,033)
Other comprehensive income before reclassifications	4,784	1,154	231	6,169
Amounts reclassified from accumulated other comprehensive income	—	—	230	230
Net current period other comprehensive income	4,784	1,154	461	6,399
Balance, December 31, 2017	$(6,669)	177	(6,142)	(12,634)
Other comprehensive (loss) / income before reclassifications	(2,616)	916	(120)	(1,820)
Amounts reclassified from accumulated other comprehensive income	—	—	216	216
Net current period other comprehensive (loss) / income	(2,616)	916	96	(1,604)
Balance, December 31, 2018	$(9,285)	1,093	(6,046)	(14,238)

The amount reclassified from AOCI was recorded in cost of goods sold in the consolidated statements of income and comprehensive income.

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WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

(14)	Related Parties

AWI provides certain selling, promotional, and administrative processing services to the Company for which it receives reimbursement. AWI purchases grid products from the Company, which are then resold along with AWI inventory to the customer.

	2018	2017	2016
Services provided by Armstrong	$15,775	14,878	9,098
Sales to Armstrong	22,494	18,224	18,004

AWI owed the Company $2,963 and $2,594 for purchases of product as of December 31, 2018 and 2017, respectively. Additionally, as discussed in Note 1, AWI owes the Company approximately $22,000 in remaining consideration for the sale of the Company’s EMEA and Pacific Rim businesses to Knauf. The Company owed $2,053 and $1,145 to Worthington and affiliates of Worthington as of December 31, 2018 and 2017, respectively, which are included in accounts payable to affiliates.

Worthington, and affiliates of Worthington, provide certain administrative processing services, steel processing services, and insurance-related coverages to the Company for which it receives reimbursement.

	2018	2017	2016
Administrative services by Worthington	$1,597	1,382	501
Insurance-related coverage net of premiums by Worthington	879	840	824
Steel processing services by Worthington and affiliates of Worthington	3,015	1,656	3,394

On August 16, 2018, AWI acquired the business and assets of Steel Ceilings. In October 2018, the Company acquired certain assets related to a specific product line from AWI for a purchase price of $2,000. The purchase price was allocated to the acquired tangible assets based on their estimated fair values, with the remaining amount recorded as an intangible asset. The estimated total fair value of acquired inventory was $400; the remaining $1,600 was recorded as an intangible asset in the form of amortizable customer relationships.

(15)	Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

20	(Continued)

WORTHINGTON ARMSTRONG VENTURE

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(Dollar amounts in thousands)

(16)	Business and Credit Concentrations

Approximately 23%, 22%, and 20% of net sales were to the Company’s largest third-party customer for 2018, 2017, and 2016 respectively. The Company’s 10 largest third-party customers accounted for approximately 75%, 77%, and 74% of the Company’s net sales for 2018, 2017, and 2016 respectively, and approximately 86% and 73% of the Company’s accounts receivable balances at December 31, 2018 and 2017, respectively. See Note 14 for sales to and amounts owed to the Company from AWI.

(17)	Subsequent Events

Management has evaluated subsequent events through the date the annual consolidated financial statements were available to be issued, February 18, 2019.

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